November 20, 2024

Pik Chun Lin
Chief Financial Officer
Ming Shing Group Holdings Ltd
8/F, Cheong Tai Factory Building
16 Tai Yau Street
San Po Kong, Kowloon
Hong Kong

       Re: Ming Shing Group Holdings Ltd
           Annual Report on Form 20-F
           Filed August 26, 2024
           File No. 333-272861
Dear Pik Chun Lin:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 20-F filed August 26, 2024
Item 3. Key Information, page 4

1. At the outset of Item 3, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the
       company   s operations in China. Your disclosure should make clear
whether these
       risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
       statements and regulatory actions by China   s government, such as those
related to the
       use of variable interest entities and data security or anti-monopoly concerns, have or
       may impact the company   s ability to conduct its business, accept
foreign investments,
       or list on a U.S. or other foreign exchange. Please disclose the location of your
       auditor   s headquarters and whether and how the Holding Foreign
Companies
 November 20, 2024
Page 2

       Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
2. At the outset of Item 3, please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable.
3. At the outset of Item 3, please disclose that you have been advised by your PRC
       Counsel, David Fong & Co., that you are not required to obtain any permissions or approvals from Chinese authorities to operate your business and to offer the securities registered to foreign investors, as stated on page 8 of your risk factor disclosure.
       Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
       inadvertently conclude that such permissions or approvals are not required, or (iii)
       applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also file your PRC counsel's consent to the inclusion of his name and reference to the opinion as an exhibit to this annual report.
4. At the outset of Item 3, please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the
       Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Daniel D. Nauth, Esq.